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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III



SEC MAIL
RECEIVED
APR 0 9 2007

SEC FILE NUMBER
8- 43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle
(No. and Street)

Columbia (City) MD (State) 21044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Barton Harvey III 410-964-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road (Address) Bethesda (City) MD (State) 20814-6224 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Barton Harvey III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


Enterprise™

April 4, 2007

Mr. Steve C. Kach
Supervisor of Examiners
National Association of Securities Dealers
Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929


SEC MAIL PROCESSING
RECEIVED
APR 09 2007
WASH. D.C.
210
SECTION

Dear Mr. Kach:

Per the attached letter from the National Association of Securities Dealers (NASD), the financial statements submitted by Enterprise Equities, Inc. (EEI) for the period ending December 31, 2006 did not contain the basis for which an exemption from SEC Rule 15c3-3 was being requested.

We are respectfully claiming an exemption under the provisions of Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Accompanying this letter is a new completed Form X-17A-5 Part III Facing Page.

Please direct all inquiries with this matter to me at 410-772-2571.

Sincerely,

Randall C. Lott
Sr. Vice President and Chief Financial Officer
Enterprise Equities, Inc., a subsidiary of
Enterprise Community Investment, Inc.

cc: Eleanor Sabalbaro
NASD/Financial Operations

A. Laurence Ehrhart
SEC Regional Administrator

SEC Headquarters - 2 copies
Office of Filings and Information Systems

Enclosures

March 28, 2007



BY CERTIFIED MAIL #7160 3901 9849 5061 4689

Mr. F. Barton Harvey
Enterprise Equities, Inc.
10227 Wincopin Circle
Suite 800
Columbia, MD 21044

Dear Mr. Harvey:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 12, 2007. Questions may be addressed to John P. Lipenta, Compliance Specialist, at (215) 963-2604.

Sincerely,

Steve C. Kach
Supervisor of Examiners

SCK/dsw

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Reznick Group, P.C.
Certified Public Accountant
770 Old Georgetown Road
Bethesda, MD 20814

END